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                                                     June 23, 1999

Securities & Exchange Commission
450 5th Street, NW
Washington, DC 20549

Re: ALLMERICA SELECT SEPARATE ACCOUNT OF FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY (the "Registrant"), CIK #0000914285
     Request for Withdrawal of initial Registration Statement on Form N-4, File No. 811-08116

Ladies and Gentlemen:

The Registrant requests withdrawal of an initial Registration Statement on Form N-4 of Allmerica Select Separate Account of First Allmerica Financial Life Insurance Company which was inadvertently filed under its CIK number (0000914285) on May 10, 1999. The file number assigned to the Registration Statement which is being withdrawn was 333-78183, and the accession number was 0001047469-99-019137.

The Registrant requests withdrawal of the initial Registration Statement pursuant to Rule 477(a) under the Securities Act of 1933.

Please address any questions to the attention of the undersigned at (508) 855-4194.

                                        Sincerely,

                                        /s/ Sheila B. St. Hilaire

                                        Sheila B. St. Hilaire
                                        Assistant Vice President and Counsel